EXHIBIT 99.1

Seabridge Gold to Acquire Snowstorm Project

TORONTO, Feb. 14, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today that it has entered into a letter of intent setting forth the terms under which it has agreed to purchase a 100% interest in the Snowstorm Project from Paulson Gold Holdings, LP (“Paulson”). The Snowstorm Project consists of 31 square miles of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see map below).

The Letter of Intent contemplates that Seabridge will acquire all of the outstanding shares of the private company that owns a 100% interest in the Snowstorm Project. Consideration agreed to be paid to Paulson is: (i) 700,000 Seabridge common shares; (ii) 500,000 common share purchase warrants exercisable for four years at $15.65 per share; (iii) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (iv) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The letter of intent is non-binding and closing of the transaction is subject to completion of further review of the private company’s affairs and a definitive agreement and receipt of stock exchange approvals.  Paulson has agreed to a 60-day exclusivity and non-solicitation period to allow the parties to complete further review and settle a definitive agreement. Canaccord Genuity Corp. acted as financial advisor to Paulson on this transaction.

The Snowstorm property consists of 700 mining claims and 5,800 acres of fee lands carefully assembled in a private company over a 15 year period and explored over the past 10 years.  The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s outstanding exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation.

Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Klondex Mines’ Midas operations.

Commenting on the deal, Paulson & Co.’s President John Paulson stated: “We chose Seabridge as the best home for the Snowstorm project because they share our vision of the project’s geologic potential and their exploration team has done an outstanding job of growing the resources and reserves on their existing projects. Moreover, Seabridge’s projects, particularly KSM, will provide us with significant leverage to a higher gold price.”

Seabridge Chairman and CEO Rudi Fronk said: “We are very pleased to gain Paulson & Co. as a shareholder. The Paulson team has a deep understanding of our business and the opportunities that lie ahead. We look forward to their advice and assistance as we grow the value of our Company. The Snowstorm Project has all the earmarks of an outstanding exploration play in one of the world’s best environments for finding large gold deposits. We appreciate the opportunity to capitalize on its outstanding potential.”

LOCATION MAP OF SNOWSTORM PROJECT
http://www.globenewswire.com/NewsRoom/AttachmentNg/9ce6be5b-5dd6-4d2a-9ff7-507ae9a09ee9

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the completion of the acquisition of the Snowstorm Project, the location of the projected intersection of the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone lying on the Snowstorm Project and the exploration potential of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net